CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,525,000	$454.02

Pricing supplement no. 2067
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated January 14, 2014 Rule 424(b)(2)

Structured Investments	$3,525,000 Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

General

•	The Notes are designed for investors who seek a return of 1.5 times the appreciation of the WisdomTree Japan Hedged Equity Fund, up to a maximum return of 24.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Price is less than 90% of the Initial Price be willing to lose some or all of their principal. Any payment on the Notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing July 16, 2015*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes priced on January 14, 2014, which we refer to as the Initial Valuation Date, and are expected to settle on or about January 16, 2014. The Initial Valuation Date for purposes of the Notes is the day that the terms of the Notes become final. The Initial Price has been determined by reference to the Closing Price of one share of the Fund on January 13, 2014, subject to adjustments, and not by reference to the Closing Price of one share of the Fund on the Initial Valuation Date.

Key Terms

Fund:	The WisdomTree Japan Hedged Equity Fund (Bloomberg ticker: “DXJ”). The WisdomTree Japan Hedged Equity Fund is designed to provide exposure to a segment of the Japanese equity markets while attempting to mitigate the effects of future movements of the Japanese Yen relative to the U.S. dollar as described on page PS–2 of this pricing supplement.
Upside Leverage Factor:	1.5
Payment at Maturity:

If the Final Price is greater than the Initial Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, multiplied by 1.5, subject to the Maximum Return. Accordingly, if the Final Price is greater than the Initial Price, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × 1.5), subject to the Maximum Return

If the Final Price is equal to the Initial Price or is less than the Initial Price but is greater than or equal to the Barrier Price, you will receive the principal amount of your Notes at maturity.

If the Final Price is less than the Barrier Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price is less than the Initial Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Price is less than the Barrier Price, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.

Maximum Return:	24.00%. For example, if the Fund Return is equal to or greater than 16.00%, you will receive the Maximum Return of 24.00%, which entitles you to the maximum payment at maturity of $1,240 per $1,000 principal amount note that you hold.
Barrier Price:	90% of the Initial Price, which is $44.154 (subject to adjustments)
Fund Return:	Final Price – Initial Price Initial Price
Initial Price:	The Closing Price of one share of the Fund on January 13, 2014, which was $49.06, divided by the Share Adjustment Factor. The Initial Price is not determined by reference to the Closing Price of one share of the Fund on the Initial Valuation Date.
Final Price:	The Closing Price of one share of the Fund on the Final Valuation Date
Share Adjustment Factor:	Set initially at 1.0 on January 13, 2014 and subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Initial Valuation Date:	January 14, 2014
Original Issue Date (Settlement Date)*:	On or about January 16, 2014
Final Valuation Date*:	July 13, 2015
Maturity Date*:	July 16, 2015
CUSIP:	48126NV95
*	Subject to postponement in the event of a market disruption event and as described under “Determination Date — A. Notes Linked to a Single Component” and “Description of Notes — Postponement of a “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 4-I

Investing in the Capped Barrier Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$3,525,000	$52,875	$3,472,125
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount Note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The estimated value of the Notes as determined by JPMS, when the terms of the Notes were set, was $971.80 per $1,000 principal amount Note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 14, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the Notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Final Share Price	Final Price
Initial Share Price	Initial Price
pricing date	Initial Valuation Date
Observation Date	Final Valuation Date
JPMorgan Structured Investments —	PS-1
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The Notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 1.5, up to the Maximum Return of 24.00%, for a maximum payment at maturity of $1,240 per $1,000 principal amount Note. Because the Notes are our unsecured and unsubordinated obligations, payment of any amount on the Notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Price is greater than or equal to 90% of the Initial Price (i.e., the Barrier Price). For every 1% that the Final Price is less than the Initial Price, you will lose an amount equal to 1% of the principal amount of your Notes. Under these circumstances, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE WISDOMTREE JAPAN HEDGED EQUITY FUND — The return on the Notes is linked to the WisdomTree Japan Hedged Equity Fund. The WisdomTree Japan Hedged Equity Fund is an exchange-traded fund of WisdomTree Trust, a registered investment company. The Fund seeks investment results that generally correspond to the price and yield performance, before fees and expenses, of the WisdomTree Japan Hedged Equity Index (which we refer to as the Underlying Index). The Fund attempts to mitigate the currency risk resulting from the Fund’s exposure to the Japanese Yen by entering into forward currency contracts or futures contracts on the Japanese yen. The Underlying Index is designed to provide exposure to certain dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen movements relative to the U.S. dollar through exposures to the 1-month forward currency exchange rate between the Japanese yen and the U.S. dollar. For additional information about the Fund, see the information set forth in Appendix A.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. The Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on your Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. If the Final Price is less than the Barrier Price, the benefit provided by the Barrier will terminate and you will be exposed to loss. In this case, for
JPMorgan Structured Investments —	PS-2
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

every 1% that the Final Price is less than the Barrier Price, you will lose an amount equal to 1% of the principal amount of your Notes. Accordingly, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Price is greater than the Initial Price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 24.00%, regardless of the appreciation in the Index, which may be significant.
•	THE BENEFIT PROVIDED BY THE BARRIER PRICE MAY TERMINATE ON THE FINAL VALUATION DATE— If the Final Price on the Final Valuation Date is less than the Barrier Price, the benefit provided by the Barrier Price will terminate and you will be fully exposed to any depreciation in the Fund. The Final Price will be determined based on the Closing Price on a single day near the end of the term of the Notes; the price of the Fund at the Maturity Date or at other times during the term of the Notes could be at a level at or above the Barrier Price. This difference could be particularly large if there is a significant decrease in the price of the Fund during the later portion of the term of the Notes or if there is significant volatility in the price of the Fund during the term of the Notes, especially on the dates near the Final Valuation Date.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The Notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the Notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and as an agent of the offering of the Notes, hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the Notes is determined by reference to JPMS’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for Notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to these costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your
JPMorgan Structured Investments —	PS-3
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Fund, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Fund;
•	the time to maturity of the Notes;
•	the dividend rates on the Fund and the equity securities held by the Fund;
•	interest and yield rates in the market generally;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese Yen and correlation between the rate and the price of the Fund;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the Notes.
•	DIFFERENCES BETWEEN THE FUND AND ITS UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
•	NON-U.S. SECURITIES RISK — The equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of those non U.S. equity securities (i.e., Japan with respect to the Fund), including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE CURRENCY HEDGE STRATEGY EMPLOYED BY THE FUND MAY NOT SUFFICIENTLY REDUCE ITS EXPOSURE TO CURRENCY FLUCTUATIONS. The price of the Fund is related to the U.S. dollar value of equity securities that trade in Japanese yen. The Fund attempts to mitigate the impact of currency fluctuations on its performance by entering into forward currency contracts or futures contracts designed to offset its exposure to the
JPMorgan Structured Investments —	PS-4
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Japanese yen. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the Japanese yen. However, this approach may not eliminate the exposure of the Fund to the Japanese yen. The return of the forward currency contracts and currency futures contracts may not offset the actual fluctuations between the Japanese yen and the U.S. dollar.

As a result, the holders of the Notes will still likely be exposed to currency exchange rate risk with respect to the Japanese yen. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, such currency, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor’s net exposure will depend on the extent to which the currency hedge strategy employed by the Fund is able to mitigate currency fluctuations and the extent to which the Japanese yen strengthens or weakens against the U.S. dollar. If the U.S. dollar strengthens against the Japanese yen, the price of the Fund could be adversely affected and the payment at maturity on the Notes may be reduced.

•	THE PERFORMANCE OF THE FUND WILL NOT LIKELY BENEFIT FROM THE APPRECIATION OF THE JAPANESE YEN RELATIVE TO THE U.S. DOLLAR. The Fund’s currency hedge strategy will likely result in lower returns in the Fund than an equivalent unhedged investment when the Japanese yen is rising relative to the U.S. dollar. Consequently, the weakening of the U.S. dollar relative to the Japanese yen is not expected to have any positive impact on the Fund (as compared to returns of an equivalent unhedged investment).
•	LACK OF LIQUIDITY — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for the Fund for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.
JPMorgan Structured Investments —	PS-5
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

What Are the Total Return and the Payment at Maturity on the Notes Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Price of $50.00, and a Barrier Price of $45.00 (equal to 90% of the hypothetical Initial Price) and reflects the Maximum Return of 24.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table, graph and in the examples on the following page have been rounded for ease of analysis.

Final Price	Fund Return	Total Return	Payment at Maturity
$90.000	80.00%	24.00%	$1,240.00
$82.500	65.00%	24.00%	$1,240.00
$75.000	50.00%	24.00%	$1,240.00
$70.000	40.00%	24.00%	$1,240.00
$65.000	30.00%	24.00%	$1,240.00
$60.000	20.00%	24.00%	$1,240.00
$58.000	16.00%	24.00%	$1,240.00
$57.500	15.00%	22.50%	$1,225.00
$55.000	10.00%	15.00%	$1,150.00
$52.500	5.00%	7.50%	$1,075.00
$51.250	2.50%	3.75%	$1,037.50
$50.000	0.00%	0.00%	$1,000.00
$48.750	-2.50%	0.00%	$1,000.00
$47.500	-5.00%	0.00%	$1,000.00
$45.000	-10.00%	0.00%	$1,000.00
$44.995	-10.01%	-10.01%	$899.90
$40.000	-20.00%	-20.00%	$800.00
$35.000	-30.00%	-30.00%	$700.00
$30.000	-40.00%	-40.00%	$600.00
$25.000	-50.00%	-50.00%	$500.00
$20.000	-60.00%	-60.00%	$400.00
$15.000	-70.00%	-70.00%	$300.00
$10.000	-80.00%	-80.00%	$200.00
$5.000	-90.00%	-90.00%	$100.00
$0.000	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Closing Price of one share of the Fund increases from the Initial Price of $50 to a Final Price of $51.25.

Because the Final Price of $51.25 is greater than the Initial Price of $50 and the Fund Return of 2.50% multiplied by 1.5 does not exceed the Maximum Return of 24%, the investor receives a payment at maturity of $1,037.50 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 1.5) = $1,037.50

Example 2: The Closing Price of one share of the Fund decreases from the Initial Price of $50 to a Final Price of $45.

Although the Fund Return is negative, because the Final Price of $45 is not less than the Barrier Price of $45, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Closing Price of one share of the Fund increases from the Initial Price of $50 to a Final Price of $65.

Because the Final Price of $65 is greater than the Initial Price of $50 and the Fund Return of 30% multiplied by 1.5 exceeds the Maximum Return of 24%, the investor receives a payment at maturity of $1,240 per $1,000 principal amount note, the hypothetical maximum payment on the Notes.

Example 4: The Closing Price of one share of the Fund decreases from the Initial Price of $50 to a Final Price of $35.

Because the Final Price of $35 is less than the Barrier Price of $45 and the Fund Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount Note, calculated as follows:

JPMorgan Structured Investments —	PS-6
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

$1,000 + ($1,000 × -30%) = $700

Example 5: The Closing Price of one share of the Fund decreases from the Initial Price of $50 to an Final Price of $0.

Because the Final Price of $0 is less than the Barrier Price of $45 and the Fund Return is -100%, the investor receives a payment at maturity of $0 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -100%) = $0

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-7
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Historical Information

The following graph sets forth the historical performance of the WisdomTree Japan Hedged Equity Fund based on the weekly historical Closing Prices of one share of the Fund from January 2, 2009 through January 10, 2014. The Closing Price of one share of the Fund on January 14, 2014 was $49.67.

We obtained the Closing Prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification. The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of one share of the Fund on the Final Valuation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your principal. We make no representation as to the amount of dividends, if any, that the Fund will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-8
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Notes.

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “What Are the Total Return and the Payment at Maturity on the Notes, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the Notes and “Selected Purchase Considerations — Return Linked to the WisdomTree Japan Hedged Equity Fund” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to JPMS’s estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

For purposes of the Notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

APPENDIX A

The WisdomTree Japan Hedged Equity Fund

We have derived all information contained in this pricing supplement regarding the WisdomTree Japan Hedged Equity Fund (the “Fund”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the WisdomTree Trust and WisdomTree Asset Management, Inc. (“WisdomTree”). The Fund is an investment portfolio managed by WisdomTree, the investment adviser to the Fund and by Mellon Capital Management Corporation (“Mellon Capital”), the sub-adviser to the Fund. The Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “DXJ.”

The WisdomTree Trust is a registered investment company that consists of numerous separate investment portfolios. Information provided to or filed with the SEC by the WisdomTree Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the WisdomTree Trust, WisdomTree, Mellon Capital and the Fund, please see the Fund’s prospectus. In addition, information about the Fund, WisdomTree and Mellon Capital may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund’s website at http://www.wisdomtree.com/etfs. Information contained in the Fund’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The Fund seeks investment results that generally correspond to the price and yield performance, before fees and expenses, of the WisdomTree Japan Hedged Equity Index (the “Underlying Index”). The Underlying Index is designed to provide exposure to certain dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen movements relative to the U.S. dollar through exposures to the 1-month forward currency exchange rate between the Japanese yen and the U.S. dollar. See “— The WisdomTree Japan Hedged Equity Index” below for more information about the Underlying Index.

The Fund employs a “passive management” — or indexing — investment approach designed to track the performance of the Underlying Index. The Fund attempts to invest all, or substantially all, of its assets in the component securities that make up the Underlying Index. The Fund generally uses a representative sampling strategy to achieve its investment objective, meaning it generally will invest in a sample of the component securities in the Underlying Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Underlying Index. WisdomTree expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index, before fees and expenses, will be 95% or better. To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent.

To mitigate the currency risk resulting from the Fund’s exposure to the Japanese yen, the Fund may enter into forward currency contracts or futures contracts. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund to the Japanese yen. This currency mitigation approach may not offset the actual fluctuations between the Japanese yen and the U.S. dollar and as a result, may not eliminate the currency risk resulting from the Fund’s exposure to the Japanese yen. A decline in the value of the Japanese yen relative to the U.S. dollar could result in a decline in the value of the Fund and, therefore, could result in a loss in your investment in the notes.

Holdings Information

The following tables summarize the Fund’s top holdings in individual companies and by sector as of January 13, 2014.

Top Holdings in Individual Securities as of January 13, 2014

Name	Weight
1. Mitsubishi UFJ Financial Group	5.14%
2. Toyota Motor Corp	4.72%
3. Canon Inc	4.41%
4. Honda Motor Co Ltd	4.25%
5. Takeda Pharmaceutical Co Ltd	3.97%
6. Japan Tobacco Inc	3.19%
7. Nissan Motor Co Ltd	2.68%
8. Mitsubishi Corp	2.64%
9. Mitsui & Co Ltd	2.40%
10. Astellas Pharma Inc	1.95%

JPMorgan Structured Investments —	A-1
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Top Holdings by Sector as of January 13, 2014

Sector	Percentage of Total Holdings
1. Industrials	26.10%
2. Consumer Discretionary	22.90%
3. Information Technology	15.58%
4. Health Care	9.92%
5. Materials	9.00%
6. Consumer Staples	8.38%
7. Financials	7.24%

The information above was compiled from the WisdomTree Trust’s website, without independent verification. Information contained in the WisdomTree Trust’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement or the relevant term sheet.

The WisdomTree Japan Hedged Equity Index

The WisdomTree Japan Hedged Equity Index (the “Underlying Index”) is a stock index calculated, published and disseminated by WisdomTree Investments, Inc. (“WTI”), and is designed to provide exposure to a segment of the Japanese equity markets while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen relative to the U.S. dollar. The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base. The companies included in the Underlying Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased. The Underlying Index is a currency hedged version of the WisdomTree Japan Dividend Index (the “WJD Index”), and the selection and weighting methodology for the Underlying Index is identical to the selection and weighting methodology used for the WJD Index.

Selection Criteria

To be eligible for inclusion in the Underlying Index, component companies must meet the following eligibility requirements established by WTI: (i) payment of at least $5 million in cash dividends on common shares in the annual cycle prior to the annual rebalance of the Underlying Index; (ii) market capitalization of at least $100 million as of the rebalance of the Underlying Index; (iii) average daily dollar volume of at least $100,000 for the three months preceding the rebalance of the Underlying Index; and (iv) trading of at least 250,000 shares per month for each of the six months preceding the rebalance of the Underlying Index.

Companies are weighted in the Underlying Index based on annual cash dividends paid. At the time of the annual rebalance of the Underlying Index, the maximum weight of any single security in the Underlying Index is capped at 5% and the maximum weight of any one sector in the Underlying Index is capped at 25%. In response to market conditions, security and sector weights may fluctuate above the specified cap between annual rebalance of the Underlying Index dates. WTI, as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each sector. The following sectors are included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industries. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

Index Calculation

The Underlying Index is a currency hedged version of the WJD Index. The index values of the WJD Index are calculated by aggregating the sum of the product of number of stocks in the Underlying Index for a component company, the price of such stock and the cross rate of the Japanese yen against the U.S. dollar. This value is then adjusted by a divisor. By adjusting the divisor, the index value retains its continuity before and after changes in the market capitalization of the Underlying Index due to changes in composition, weighting or corporate actions.

The WJD Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent computations of the WJD Index until trading resumes. If trading is suspended before the opening, the adjusted closing price of the stock from the previous day is used to calculate the WJD Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the computation of the WJD Index.

The Underlying Index is a currency hedged version of the WJD Index, and the Underlying Index is designed to approximate the investable return available to U.S. based investors that attempts to mitigate currency fluctuations as a source of the international index return.

JPMorgan Structured Investments —	A-2
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

The Underlying Index is calculated on a daily basis and it uses to a WM/Reuters 1-month forward rate to mitigate the effects of currency fluctuations. The precise calculation for the daily hedged currency index is as follows:

WT _ Hedged1=WT _ Hedged0 *(	WT _ Unhedged1 WT _ Unhedged0	+ HedgeRet1)

HedgeRet1 =	Spot Ratem0	–	Spot Ratem0

	Forward Ratem0		Spot Ratemd + (	D - d	)*(Forward Ratemd - Spot Ratemd)
D

Where:

  Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar
  Spot Rate = Spot Rate in foreign currency per U.S. dollar.
  For each month m, there are d= 1, 2, 3, … D calendar days so “md” is day d for month m and “m0” is the last day of month m-1.
  D = total number of days in month m

Weighting

The Underlying Index is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of such index. The initial weight of a component in the Underlying Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the annual dividend per share of the company by the number of common shares outstanding for that company (the “Cash Dividend Factor”). Special dividends are not included in the computation of weights of the Underlying Index. The Cash Dividend Factor is calculated for every component in the Underlying Index and then summed. The weight of each component, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Underlying Index. The International Weighting Date is the date on which component weights are set and it occurs immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”).

The weighting of the Underlying Index will be modified in the event of the following weighting modification events:

(i)             The maximum weight of any individual component security is capped at 5% on the annual rebalance prior to the introduction of sector caps. The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

(ii)            Where a sector achieves a weight that is greater than or equal to 25% of the Underlying Index, weight of companies will be proportionally reduced to 25% as of the annual screening date.

(iii)           Where the collective weight of the component securities of the Underlying Index whose individual current weights are greater than or equal to 5.0% of the Underlying Index is greater than or equal to 50.0% of the Underlying Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Underlying Index at the close of the current calendar quarter. All other components in the Underlying Index will also be rebalanced to reflect their relative weights before the adjustment.

Dividend Treatment

Normal dividend payments are reinvested and accounted for in the calculation of the index value of the Underlying Index. However, special dividends that are not reinvested in the Underlying Index require index divisor adjustments.

Maintenance of the Underlying Index

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the number of stocks of such constituent included in the Underlying Index and the stock prices of the component companies in the Underlying Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the number of stocks of such constituent included in the Underlying Index or in the stock prices of the component companies in the Underlying Index. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires index divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the components of the Underlying Index, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

JPMorgan Structured Investments —	A-3
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015

Index Divisor Adjustments

Changes in the market capitalization of the Underlying Index due to changes in composition, weighting or corporate actions result in a divisor change to maintain the continuity of the Underlying Index. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

JPMorgan Structured Investments —	A-4
Capped Barrier Return Enhanced Notes Linked to the WisdomTree Japan Hedged Equity Fund due July 16, 2015